Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001
March 20, 2018	Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com

Via EDGAR and e-mail Edward P. Bartz Senior Counsel United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, D.C. 20549	Bradley W. Berman Direct Tel +1 212 506 2321 bberman@mayerbrown.com

Re:	Alaia Market Linked Trust, Series 6-2 Amendment No. 2 to Registration Statement on Form S-6 Filed March 20, 2018 File Nos.: 333-222802 and 811-23095

Dear Mr. Bartz:

On behalf of our client, Alaia Market Linked Trust (the “Alaia Trust”), we submitted to the Securities and Exchange Commission on March 20, 2018 Pre-effective Amendment No. 2 to the above-referenced registration statement (the “Amendment”) for the Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 6-2, a series of the Alaia Trust.  The Amendment incorporates responses to the comments transmitted by the Staff in your telephone call of March 15, 2018.

We identify in bold the Staff’s comment to which we are responding in this letter and note in regular type our response.  Page number references in our response refer to the EDGAR version of the Amendment.

PROSPECTUS

Cover

1.          Please add a bullet point to the cover page that reads:  “Investors who redeem their units before the Series Mandatory Dissolution Date may lose money even though the value of the Reference Asset has increased.”

We have added this language in what is now the sixth bullet point on the cover page.

Mayer Brown LLP operates in combination with other Mayer Brown entities (the "Mayer Brown Practices"), which have offices in North America,
Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

2.          In the fourth bullet point on the cover page, please add a sentence that reads:  “Any potential loss would also be increased as a result of investors purchasing units above the Inception Value.”

We have added this sentence to the fourth bullet point on the cover page.

3.          In the last sentence of the fifth bullet point on the cover page, please insert “who purchase units at the Inception Value” after “Investors.”

We have added this language.

4.          In the last paragraph on the cover page, please add a final sentence that reads: “An investor who purchases units above the Inception Value may have a loss greater than [49%] at the Series Mandatory Dissolution Date.”

We have added this last sentence to the last paragraph on the cover page.

Table of Contents (page ii)

5.          In the sentence beginning “Investors may lose,” please revise by either (i) deleting the parenthetical or (ii) leaving in the parenthetical and inserting the phrase “who purchase units at the Inception Value” after “Investors.”

We have revised the sentence to include the phrase “who purchase units at the Inception Value” so that the sentence now reads as follows: “Investors who purchase units at the Inception Value may lose a significant portion (up to [49]%) of their investment.”

Investment Objective (page 3)

6.          In the third sentence, please replace the term “original value” with “Inception Value.”

We have replaced the term “original value” with “Inception Value” so that the sentence now reads as follows: “The maximum loss per unit will be as much as [49]% from its Inception Value.”

Principal Investment Strategy (page 4)

7.          After the explanation of the performance return examples, please add a table or graph showing the effect on investors if they purchase units at a price more or less than the Inception Value.

We have added two tables with hypothetical examples showing returns for units purchased at different prices.

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

As requested separately, we have also added a column stating what the annualized returns are per unit for each purchase price. In order to show that analysis, it is required to assume a certain holding period per unit. We have assumed a holding period of 2.5 years, which is close to the tenor of the trust. However, that requires investors to purchase the units on or immediately after the inception date, which makes some of the unit prices stated within the range unrealistic. Alternatively, a shorter holding period can be assumed, for example 1.25 years. However, shortening the holding period would imply (i) that there will be an active secondary market for purchasing units after the organization period, which is unknown, and (ii) a different return per annum per unit for those investors that do purchase units close to the inception date or within the organization period.

Who Should Invest (page 15)

8.          In the fourth bullet point of the “you should not invest” list, please add the phrase “if you buy units at the Inception Value” after the word “principal.”

We have added the phrase “if you buy units at the Inception Value” to the fourth bullet point of the “you should not invest” list so that the bullet point now reads as follows: “are uncomfortable with the risk that you may lose as much as [49]% of your principal if you purchase units at the Inception Value.”

Fees and Expenses Table (page 17)

9.          In the Maximum Distribution Fee line of the Fees and Expenses Table, please correct the 3.0% number in the.

We have changed the 3.0% number in the Maximum Distribution Fee line to 3.25%.

Hypothetical Option Expiration Examples (page 21)

10.        Above the table in the “Hypothetical Option Expiration Examples” section, please insert a heading in bold that reads: “The returns in the table below under “Hypothetical return per unit on the Inception Value of $10” can only be achieved under the stated assumptions and only if units are purchased at the Inception Value and are held until the Series Mandatory Dissolution Date.”

We have added the heading above the table in what is now the fifth paragraph under the “Hypothetical Option Expiration Examples” section.

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Please feel free to call me at (212) 506-2321 with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:          Oscar Loynaz
Paul Koo

Edward P. Bartz
U.S. Securities and Exchange Commission
March 20, 2018

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